Mail Stop 0308

									June 13, 2005



Mr. Corey E. Shaker
President and Chief Executive Officer
Hometown Auto Retailers, Inc.
1309 South Main Street
Waterbury, CT 06706

      RE:	Hometown Auto Retailers, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 24, 2005
      Form 10-Q for Fiscal Quarter Ended March 31, 2005
      File No. 0-24669

Dear Mr. Shaker:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**********************************

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.


Form 10-K for Fiscal Year Ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 23

2. Please include an overview section in your future filings. We assume that this section could include a summarized discussion of important information such as sales and gross profit for new car sales, used car sales, parts and service and finance and insurance for all periods presented, a table of key performance indicators used by management, new and used car unit sales information, etc. Any tabular or statistical disclosures should be accompanied by a narrative explaining the most significant aspects of your performance at an overview level. Please refer to SEC Release No. 33-8350 for guidance and tell us how you intend to revise future filings.

3. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the decrease in total revenues from fiscal year 2003 to 2004 is attributable to a reduction of units sold partially offset by an increase in average selling price. While this information is beneficial to the reader, you do not explain why unit sales decreased or average selling price increased. A discussion of the relevant factors and trends that led to these movements, such as new product lines or changes in manufacturer promotions, would be beneficial to the reader. See SEC
Release No. 33-8350.

4. Your presentation of gross profit percentages and gross profit fluctuations excluding the impact of fleet sales represent non-GAAP measures subject to the disclosure and reconciliation requirements in
Item 10(e) of Regulation S-K. While there is no per se prohibition against adjusting non-GAAP performance measures to exclude recurring type items such as these, you must meet the burden of demonstrating the usefulness of any non-GAAP measures which exclude recurring items. Thus please disclose the following information in future filings:
* The manner in which you use the non-GAAP measure to conduct or evaluate business;
* The economic substance behind your decision to use such a measure;
* The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* The substantive reasons why you believe the non-GAAP financial measure provides useful information to investors.
In addition to the above guidance, please ensure that you provide a reconciliation, preferably in tabular form, which reconciles the non-
GAAP measure to your gross margin as calculated in accordance with GAAP. Show us what the revised disclosures will look like. We may have further comment. For further guidance, see Item 10(e) of Regulation S-K and questions 8 and 9 of the non-GAAP financial measure FAQ (Release 33-8176).

Liquidity and Capital Resources, page 32

5. Please ensure your discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements.
For example, you mention that the cash flow provided by operating activities for fiscal year 2004 is attributable to decreases in accounts receivable offset by increases in accounts payable and accrued expenses. Please provide analysis explaining the underlying reasons for the fluctuations in these accounts.

Other Indebtedness, page 34

6. Please revise your tabular disclosure of contractual obligations to provide appropriate disclosure regarding how you computed your interest payments. Show us what the revised disclosure would look like as of December 31, 2004.

Item 9A. Controls and Procedures, page 37

7. We note that you designed your disclosure controls and procedures to provide "only reasonable assurance" of achieving the desired control objectives. Therefore, revise your conclusion in future filings that your disclosure controls and procedures are effective to reflect, if true, that the disclosure controls and procedures are effective at the "reasonable assurance" level. Please refer to Part
II.F.4 of Final Rule Release 33-8238 for guidance.

8. Please revise your disclosure in future filings regarding changes to internal controls over financial reporting to identify "any changes," not just "significant" changes, that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item
308(c) of Regulation S-K.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-7

Interest Expense, page F-10

9. Please tell us how you determined that it was appropriate to reflect floor plan interest assistance as a direct reduction of cost of sales rather than a reduction of the interest costs incurred by you to sell your products. Please refer to paragraph 4 of EITF 02-
16.

Segments, page F-12

10. Please tell us in detail how you determined that the company has only one SFAS 131 reportable segment. Tell us specifically each component of the company that has been identified as an operating segment as defined in paragraph 10 of SFAS 131. Also tell us your basis for aggregating any identified operating segments. Based on your disclosure on page 38 it appears that you manage the business through three regional vice presidents. On page nine you indicate that manufacturers require each dealership to submit a financial statement of operations on a monthly and annual basis. In this regard, we would assume that discrete financial information is available and reported to the chief operating decision maker for each dealership and regional operation for purposes of resource allocation and assessing performance. Notwithstanding the preceding, please provide the disclosures required by paragraph 26 of SFAS 131.

11. Please disclose the types of expenses that you include in the cost of sales line items and the types of expenses that you include in the selling, general and administrative expenses line items.
In
doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs, and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.
To
the extent the excluded costs are material to your operating results, quantify these amounts in MD&A. If you determine that these amounts are immaterial for disclosure, please provide us with your qualitative and quantitative assessment of materiality for all periods presented.

12. Please disclose your accounting policy for free services and products offered to customers, including the statement of operations line in which these costs are included, or tell us why no such disclosure is necessary.

13. On page 15 you describe certain incentive programs, such as customer rebates, offered by automobile manufacturers. Due to these incentive programs, it appears that EITF 03-10 would have an impact on your company. Please tell us if you have adopted EITF 03-10. If so, please explain to us in detail how the adoption of EITF 03-10 impacted your accounting for vendor consideration that is a reimbursement for honoring the vendor`s sales incentives offered directly to customers. In addition, please quantify the impact the adoption of EITF 03-10 had on your reported results for each period presented. If you have not adopted this standard, please explain to us why it does not pertain to your company.
14. We note that you include the changes in your floor plan notes payable as an operating activity on the statement of cash flows. Please tell us how this operating activities classification is consistent with paragraphs 21-24 of SFAS 95 and why financing activities classification is not more appropriate.

7. Long-term Debt and Capital Lease Obligations, page F-18

15. Please disclose the significant debt covenants under each of your financing arrangements. In each case of covenant default, disclose the nature of the covenant.

10. Capital Structure and Per Share Data, page F-20

16. We note that you disclose the per-share impact of certain material and/or infrequently occurring items, such as the tax benefit resulting from the reduction of your valuation allowance and the gain on sale of your Chrysler/Jeep franchise. Please tell us why you believe you are permitted to include these non-GAAP measures in your filing considering question 11 of the non-GAAP financial measure FAQ.
If you believe inclusion of these measures in your filing is appropriate, please explain how these measures are used by management and in what way they provide meaningful information to investors. Also ensure you provide a reconciliation of the measures to the GAAP
EPS figures.

13. Operating Leases, page F-25

17. Please disclose a general description of your leasing arrangements, including the existence of renewal or purchase options and escalation clauses. See paragraph 16d. of SFAS 13.

18. Please tell us how you account for the consumer price index clause in certain of your operating leases that requires an increase to the base rent effective January 1, 2009 as discussed on page 36.
If, as we assume, CPI increases are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

14. Commitments and Contingencies, page F-26

19. We note that you guarantee the debts of certain third parties. As required by paragraph 13b. of FIN 45, please disclose the maximum potential amount of undiscounted future payments you may be required to make under the guarantees.

20. Please clarify whether any of the warranties you offer are separately priced extended warranty contracts required to be accounted for under FTB 90-1. If so, disclose and tell us your accounting policy relating to the recognition of revenue on these extended warranty contracts. Please also quantify the warranty revenue recognized on these contracts for the periods presented.


**********************************

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.




      If you have any questions regarding these comments, please direct them to Staff Accountant Andrew Blume at (202) 551-3254.
Any
other questions regarding disclosure issues may be directed to me at
(202) 942-2905.


								Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief


Mr. Corey E. Shaker
President and Chief Executive Officer
Hometown Auto Retailers, Inc.
June 13, 2005
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